VOYA INVESTMENT MANAGEMENT

MUTUAL FUND LEGAL DEPARTMENT

7337 EAST DOUBLETREE RANCH ROAD, SUITE 100

SCOTTSDALE, AZ 85258

May 13, 2019

VIA EDGAR

Mr. Patrick Scott

Ms. Kathy L. Churko

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:	Voya High Yield Portfolio (A series of Voya Investors Trust)

SEC File No. 33-23512

Dear Mr. Scott and Ms. Churko:

This letter responds to comments provided to Paul Caldarelli and Joanne Osberg on May 8, 2019 and May 9, 2019, by the Staff of the U.S. Securities and Exchange Commission (“Staff”), for the Registration Statement on Form N-14 that was filed on April 12, 2019 by Voya Investors Trust (the “Registrant”) related to the Reorganization of VY® Pioneer High Yield Portfolio (“Pioneer Portfolio”) into Voya High Yield Portfolio (“High Yield Portfolio” and, collectively with Pioneer Portfolio, the “Portfolios”). Capitalized terms not otherwise defined herein have the meanings ascribed to them in the applicable Registration Statement. Our summary of the comments and our responses thereto are provided below.

GENERAL STAFF COMMENTS

1.	Comment: The Staff requested that the Registrant confirm that the blank and bracketed sections in the Proxy Statement/Prospectus will be included in a subsequent filing prior to effectiveness.

Response: The Registrant so confirms.

2.	Comment: With respect to the “Introduction” found on page 1, the Staff requested the Registrant to consider defining the fund names as “Acquiring” and “Target” to make the subsequent discussions more clear.

Response: The Registrant appreciates the Staff’s comment and will take it into consideration for subsequent filings.

3.	Comment: With respect to the section entitled “Why is a Reorganization proposed,” the Staff requested the Registrant confirm that the reference to “net expense ratios” included in the last sentence of the section takes into account any expense limitations.

Response: The Registrant confirms.

Mr. Scott and Ms. Churko

U.S. Securities and Exchange Commission

May 13, 2019

4.	Comment: In the section titled, “How do the Principle Risks compare?” the Staff requested that the Registrant provide a narrative highlighting the key risk differences.

Response: The Registrant appreciates the Staff’s comment but the Registrant believes providing the information in tabular form is more illustrative and does not emphasize certain risks over others.

5.	Comment: In the section entitled “What are the key differences in the rights of the shareholders of VY Pioneer High Yield Portfolio and High Yield Portfolio,” the Staff requested that the Registrant consider whether the fundamental and non-fundamental policies should be compared as policies of the fund.

Response: The Registrant appreciates the Staff’s comment and will take it into consideration for subsequent filings.

6.	Comment: With respect to the section entitled “What are the key differences in the rights of shareholders of VY Pioneer High Yield Portfolio and Voya High Yield Portfolio,” the Staff requested the Registrant consider including information regarding the differences between the exchange rights and redemption procedures for the Portfolios.

Response: This information is included in the section entitled “Summary of the Proposed Reorganization.”

7.	Comment: In the section entitled “Additional Information about the Reorganization,” the Staff requested that the Registrant disclose that the tax opinion will be filed with the SEC within a reasonable time after the Closing.

Response: The Registrant has updated the disclosure accordingly.

8.	Comment: In the subsection titled “Expenses of the Reorganization,” the Staff requested that the Registrant disclose which affiliate would be paying these expenses and explain in correspondence the circumstances under which the affiliate would pay the expenses.

Response: The Registrant respectfully declines to revise the disclosure as requested. From time to time, the parent company of the Adviser may allocate costs among its wholly-owned subsidiaries as it deems appropriate. The Adviser believes the relevant fact is that the expenses will be borne by the Adviser or its affiliates and not by shareholders, which is correctly disclosed in the Proxy Statement/Prospectus.

9.	Comment: In the section titled “Portfolio Transitioning,” the Staff requested that the Registrant include information clarifying the extent to which Pioneer Portfolio is expected to sell its holdings prior to the Closing Date and the cost of repositioning as a percentage of Pioneer Portfolio’s net assets.

Response: The Registrant has revised the Portfolio Transitioning section to include the percentage of assets that will be transitioned. However, the cost of repositioning as a percentage of Pioneer Portfolio’s net assets information is de minimus as the total costs for the transition is $2000 which is shared equally between Pioneer Portfolio and the Adviser and the Portfolio’s net assets as of April 30, 2019 were $98,045,466.

Mr. Scott and Ms. Churko

U.S. Securities and Exchange Commission

May 13, 2019

10.	Comment: In the section entitled “Factors Considered,” the Staff requested the Registrant include, if applicable, discussion factors adverse or against the reorganization and, if applicable, any risks.

Response: The Registrant confirms that the section entitled “What factors did the Board consider?” includes a discussion of all factors required to be disclosed.

11.	Comment: With respect to the section entitled “What happens if shareholders do not approve the Reorganization,” the Staff requested the Registrant provide additional detail regarding what actions Pioneer Portfolio’s Board will take regarding the sub-adviser given the concerns raised regarding Amundi Pioneer’s ability to deliver investment results due to key personnel departures.

Response: The Registrant appreciates the Staff’s comment but believes the current disclosure adequately describes what will happen should the reorganization not be approved.

12.	Comment: The Staff requested that the Registrant complete Appendix C with the name and address of the beneficial owners and with the information required by Item 7(c)(4)(i) with respect to any control person.

Response: The Registrant has revised Appendix C accordingly.

ACCOUNTING

13.	Comment: With respect to the section entitled “How do the Annual Portfolio Operating Expenses compare,” the Staff noted that the reorganization assumption date of December 31, 2018 is incorrect. Please revise to January 1st or the fiscal year ended December 31, 2018.

Response: The Registrant has revised accordingly.

14.	Comment: With respect to the capitalization table in the subsection entitled “Capitalization” the Staff requested the Registrant revise “as of” date to mirror the “Pro Forma” financials and populate all missing information in a subsequent filing prior to effectiveness and that the Registrant provide the completed capitalization table to the Staff in correspondence

“The following table shows on an unaudited basis the capitalization of each of the Portfolios as of December 31, 2018 and on a pro forma basis as of December 31, 2018, giving effect to the Reorganization.”

	Pioneer Portfolio	High Yield Portfolio	Adjustments		High Yield Portfolio Pro Forma
Class I
Net Assets	$90,089,028	$56,384,729	(61,195)	1	146,412,562
Shares outstanding	8,157,085	6,195,444	1,736,083	2	16,088,612
Net asset value per share	$11.04	9.10		-	9.10

Class S
Net Assets	$1,994,700	$332,668,736	(1,355)	1	334,662,081
Shares outstanding	180,819	36,582,828	38,471	2	36,802,118
Net asset value per share	11.03	9.09		-	9.09
1.	Reflects adjustment for estimated one-time merger and consolidation expenses.
2.	Reflects new shares issued, net of retired shares of Pioneer Portfolio. (Calculation: Net Assets ÷ NAV per share)

Mr. Scott and Ms. Churko

U.S. Securities and Exchange Commission

May 13, 2019

15.	Comment: With respect to the sub-section entitled “Portfolio Transitioning,” the Staff requested that the Registrant revise this section to explain the reason for a transition.

Response: The Registrant believes the statements included in the sub-section entitled “Portfolio Transitioning” explains that the transition is to reinvest proceeds from Pioneer Portfolio’s holdings to be consistent with the investment policies of High Yield Portfolio.

16.	Comment: In this same section, the Staff noted that Voya IM will continue to align holdings with those of High Yield Portfolio, yet the second paragraph states that the implicit costs will be borne solely by Pioneer Portfolio.

Response: The Registrant will revise the statement in the second paragraph to state both Portfolios will bear implicit costs.

17.	Comment: In the sub-section entitled “Tax Considerations” the Staff inquired if there were any available capital loss carryforwards for Pioneer Portfolio and potential loss or limitation of use on them. The Staff requested the Registrant provide dollar amounts and related expiration dates of any capital loss carryforwards.

Response: Pioneer Portfolio’s shareholders are invested via tax-deferred products so expiration of capital loss carryforwards has no effect on the Portfolio’s shareholders. In addition, the Registrant has revised the disclosure to include dollar amounts and related expiration dates of any capital loss carryforwards.

18.	Comment: The Staff noted that with respect to the “Statements of Assets and Liabilities,” there are pro forma adjustments made such as payable for unified fees that are footnoted as relating to portfolio transition with dollar amounts that do not correspond to transition expenses.

Response:  The Registrant has revised footnote A accordingly, as these adjustments are due to portfolio consolidation.

19.	Comment: The Staff noted that with respect to the “Statements of Assets and Liabilities,” there were pro forma adjustments on Class I and Class S shares with no corresponding footnote.

Response: The Registrant has revised accordingly.

20.	Comment: The Staff requested the Registrant specifically identify which securities would be sold as a result of the reorganization in the “Portfolio of Investments.”

Response: The Registrant has revised accordingly.

Mr. Scott and Ms. Churko

U.S. Securities and Exchange Commission

May 13, 2019

21.	Comment: The Staff noted within the “Statements of Operations” there was unrealized gain on derivative instruments for Pioneer Portfolio and requested pursuant to Rule 12-12 of Regulation S-X a corresponding table within the “Portfolio of Investments.”

Response: The Registrant has revised accordingly.

************

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2650

Very truly yours,

/s/ Paul A. Caldarelli

_________________________

Paul A. Caldarelli

Vice President and Senior Counsel

Mutual Fund Legal Department

Voya Investment Management

Attachment

cc:	Huey P. Falgout, Jr., Esq.

Voya Investments, LLC